FAVRILLE, INC.
10445 Pacific Center Court
San Diego, California 92121

March 14, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attention: Sonia Barros

Re:        Favrille, Inc.
Registration Statement on Form S-3 (File No. 333-140737)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective at 11:00 a.m. Eastern Time on March 16, 2007 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Jane Adams of Cooley Godward Kronish LLP at (858) 550-6015 to provide notice of the effectiveness of the Registration Statement or if you have any questions regarding this matter.

Very truly yours,

FAVRILLE, INC.

By:	/S/ JOHN P. LONGENECKER
John P. Longenecker, Ph.D. President and Chief Executive Officer